[redacted]

NO ACT

PE
2-6-09

09004133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 6, 2009

Stephen P. Norman
Corporate Secretary
American Express Company
3 WFC, American Express Tower
200 Vesey Street, Mail Drop: 01-50-01
New York, NY 10285

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-6-09

Re: American Express Company

Dear Mr. Norman:

This is in regard to your letter dated February 6, 2009 concerning the shareholder proposal submitted by the Teamsters General Fund for inclusion in American Express' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that American Express therefore withdraws its December 18, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Raymond A. Be
Special Counsel

cc: Louis Malizia
Assistant Director
Capital Strategies Department
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

American Express Company
Office of the Corporate Secretary
3 WFC, American Express Tower
200 Vesey Street, Mail Drop: 01-50-01
New York, NY 10285

February 6, 2009

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Teamsters General Fund to American Express Company

Ladies and Gentlemen:

This letter is in reference to American Express Company's request for no action, dated December 18, 2008 with respect to the proposal dated November 12, 2008 (the "Proposal") from the Teamsters General Fund for inclusion in the proxy materials for the Company's 2009 Annual Meeting of Stockholders.

American Express Company and the Teamsters General Fund have reached an understanding in connection with the issues addressed in the Proposal, and I attach a copy of the letter from the shareholder proponent withdrawing the Proposal.

Accordingly, American Express Company hereby withdraws its no action request of December 18, 2008 in consideration of the General Fund's withdrawal of their Proposal. Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (212) 640-5583 or Carol Schwartz at (212) 640-5714.

Thank you for hour prompt attention to this matter.

Very truly yours,

Stephen P. Norman
Corporate Secretary
American Express Company

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 5, 2009

BY FACSIMILE: 212.640.0135
BY U.S. MAIL

Mr. Stephen P. Norman
Corporate Secretary
American Express Company
200 Vesey Street
New York, NY 10285

Dear Mr. Norman:

I hereby withdraw the resolution filed on behalf of the Teamsters General Fund to be included in the Company's 2009 Proxy Statement.

If you should have any further questions about the withdrawal of this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8100.

Sincerely,

Louis Malizia
Assistant Director
Capital Strategies Department

LM/jc

RECEIVED

2009 FEB -6 PM 2:32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
Office of the Corporate Secretary
3 WFC, American Express Tower
200 Vesey Street, Mail Drop: 01-50-01
New York, NY 10285

February 5, 2009

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Teamsters General Fund

Ladies and Gentlemen:

This letter is in reference to American Express Company's request for no action, dated November 24, 2008 with respect to the proposal dated November 12, 2008 (the "Proposal") from the Teamsters General Fund for inclusion in the proxy materials for the Company's 2009 Annual Meeting of Stockholders.

American Express Company and the Teamsters General Fund have reached an understanding in connection with the issues addressed in the Proposal. Accordingly, American Express Company hereby withdraws its no action request of November 24, 2008 in consideration of the General Fund's withdrawal of their Proposal. Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (212) 640-5583 or Carol Schwartz at (212) 640-5714.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for hour prompt attention to this matter.

Very truly yours,

Stephen P. Norman
Corporate Secretary
American Express Company

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2920
E-Mail: akohn@cgsh.com

January 22, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

BY FEDEX AND EMAIL

Re: Response to the Teamsters' Response to our December 18, 2008 Letter Regarding the Exclusion of a Stockholder Proposal

Ladies and Gentlemen:

On December 18, 2008, we, on behalf of our client, American Express Company, a corporation organized under the laws of the State of New York (the "Company"), notified the staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") by letter (the "December 18 Letter") that the Company intends to exclude a stockholder proposal (the "Proposal") it received from Mr. C. Thomas Keegel on behalf of the Teamsters General Fund (the "Proponent"). On January 15, 2009, the Proponent responded by letter to the Staff (the "Response"), which Response is included herewith as Exhibit A.

We believe that, notwithstanding the Proponent's arguments to the contrary in the Response, our December 18 Letter provides in and of itself sufficient grounds for excluding the

Proposal from the Company's 2009 proxy materials. As such, we continue to rely on the arguments we have made therein. Nonetheless, the Response makes two arguments to which we would like to respond, and we thus hereby respectfully submit this letter in response to the Response.

First, we note that the Proposal was substantially similar to a proposal submitted by the Proponent to SunTrust Banks, Inc. ("SunTrust") for incorporation in SunTrust's 2009 proxy materials (the "SunTrust Proposal"). In a letter to the Staff dated November 21, 2008, SunTrust sought the Staff's permission to exclude the SunTrust Proposal from SunTrust's 2009 proxy materials. As you are aware, on December 31, 2008, the Staff notified SunTrust that the Staff would not recommend enforcement action if SunTrust excluded the SunTrust Proposal from its 2009 proxy materials in reliance on Rule 14a-8(i)(3). In so doing, the Staff noted that the SunTrust Proposal, by its terms, "appear[ed] to impose no limitation on the duration of the specified reforms" while at the same time referring to participation by SunTrust in the TARP program.

The Proposal to the Company suffers from the same infirmity. While the Proposal "did not impose any limitation on the duration of the specified reforms," the Proposal also makes reference to participation in the TARP program, thus creating an ambiguity as to the intended duration of the reforms. The Proposal to the Company did not make it express that the reforms were intended "for so long as" the Company participated in the TARP program (in fact, at the time the Company submitted its December 18 Letter, it was not participating in the TARP program). In the Response, however, in addressing the prohibition on accelerated vesting of equity awards, the Proponent states that "should the Proposal's recommended set of reforms be adopted…the acceleration should be prohibited while the Company is participating in TARP." Thus, in reliance on the Staff's rationale in permitting SunTrust to exclude the SunTrust Proposal, we believe the Proposal may be excluded from the Company's 2009 proxy materials.

Finally, while we are sympathetic with the Proponent's statement in the Response that it "is given 500 words to define and support its precatory Proposal's required actions and measures" and that, given these limitations it "does not have the capacity to explicitly define each term of the Proposal," we also note, as we did in our December 18 Letter, that the Proposal contains seven different proposed reforms. Certainly, the Proponent would have had substantially more, and undoubtedly sufficient, room to clarify the many ambiguities we have illuminated in our December 18 Letter had the Proponent limited the scope of the Proposal to a few, more closely related reforms. Not only would this cure the "vagueness and indefiniteness" of the Proposal, but also our concern that the broad range of proposed reforms unlawfully limits the Company's board of directors to manage the business and affairs of the Company.

We are filing six hard copies of this letter and Exhibit A, as well as a full copy of the December 18 Letter and its related exhibits. In accordance with Rule 14a-8(j), a copy of this letter and its attachments is also being sent to the Proponent. If you have any questions or need any further information, please call the undersigned at 212-225-2920.

Very truly yours,

Arthur H. Kohn

Enclosures

cc: C. Thomas Keegel, Teamsters General Fund
Carol Schwartz, Esq.
Harold E. Schwartz, Esq.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 15, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: American Express Company's No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

The Teamsters General Fund (the "Fund") hereby submits this letter in reply to American Express Company's ("American Express" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's Executive Compensation Reforms proposal ("Proposal") submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal urges the Board of Directors and its compensation committee to implement a recommended set of reforms that imposes important limitations on senior executive compensation in the event that American Express participates in the Troubled Asset Relief Program ("TARP") established by the Economic Emergency Stabilization Act.

American Express contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3); Rule 14a-8(c), pursuant to Rule 14a-8(i)(3); Rule 14a-8(i)(2); and, Rule 14a-8(i)(7).

It is well-established that shareholder proposals concerning the compensation of senior executives are appropriate for shareholder action and the Company should not be permitted to exclude the Proposal from its 2009 proxy materials.

I. The Company Fails To Satisfy Its Burden Of Persuasion That The Proposal Is Vague And Indefinite

In Staff Legal Bulletin 14B, the Staff clarified its views on the application of Rule 14a-8(i)(3), including the appropriateness of excluding proposals on the grounds of vagueness. The Staff explained that it may be appropriate to exclude or modify a statement where:

> The resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, . . . (Emphasis added).

Thus, the Company faces a very high burden when it seeks to exclude the Proposal as being so vague and indefinite that the Company and its shareholders would not be able to determine "with any reasonable certainty" the Proposal's required actions.

Asserting deficiencies in virtually every line of the Proposal's "Resolved" clause, American Express claims that the Proposal's demands are "rife with ambiguity" and "inherently vague." We believe that in each of these assertions, the Company fails to meet the burden of persuasion set by the Staff.

A. The Term "Senior Executive," As Used In The Proposal, Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

American Express argues that the "absence of clarity as to the meaning of the term 'senior executive' would make it impossible for the Company to determine what is required under the Proposal as a whole if it were to be approved." American Express asserts that the term "senior executive" is subject to a variety of interpretations, including the Company's twelve executive officers within the meaning of Rule 3b-7 of the Exchange Act, any of the 135 participants in the Company's "Senior Executive Severance Plan," or "Senior Executive Officer" as defined for the purposes of TARP.

In making this argument, American Express ignores the long-standing precedent set by the SEC regarding the appropriateness of the term "senior executive." As clarified in Staff Legal Bulletin 14A, since 1992 the Staff has differentiated between shareholder proposals "that relate to general employee compensation matters" and those "that concern only senior executive and director compensation. . . ." (Emphasis added). In using the term "senior executive," the Proposal thus employs the Staff's own terminology, which has been used time and time again in the context of shareholder proposals without any resulting ambiguity.

The Staff has rejected arguments much like the one American Express advances here. In *The AES Corporation* (avail. March 12, 2008), the Company argued that a proposal asking the Board to adopt an executive compensation plan for senior executives based on a "pay for superior performance" policy (a "pay for superior performance proposal") did not define what a "senior executive" is or which executives of the Company would be included within the scope of "senior executives." Similarly, in *Avaya Inc.* (avail. Oct. 18, 2006), Avaya argued that, left undefined, the term "senior executive" in a pay for superior performance proposal could mean: only the named executive officers listed in the Company's proxy statement; reporting persons under Section 16 of the Securities Exchange Act of 1934; all employees classified as senior vice president or higher; or all individuals classified as vice presidents or higher. In *SBC Communications, Inc.* (avail. Jan. 18, 2005) and *Emerson Electric Co.* (avail. Oct. 24, 2005), the companies also presented similar arguments about the vagueness of the term "senior executive." In all of these cases the SEC determined that the proposals were appropriate for a shareholder vote, with no call for revisions

B. *The Phrase "Annual Incentive Compensation (Bonus)," As Used In The Proposal, Does Not Prevent The Company and Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements*

American Express argues that because the phrase "annual incentive compensation (bonus)" is not defined, it is not clear what types of compensation would be covered by the Proposal. Specifically, American Express argues that it is unclear whether the phrase refers to compensation covered by the term "bonus" or compensation covered by the term "incentive compensation" under Regulation S-K of the Exchange Act. To be clear, the Proposal calls for "a limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary."

Because the term "bonus" implies cash compensation, we believe that a fair reading of the Proposal would infer that the aforementioned phrase refers to annual cash incentive compensation. Based on its 2008 proxy statement, American Express grants "Annual Incentive Awards (AIAs)" to its senior executives. The AIAs are payable in cash and are reported in the "Bonus" column of the Summary Compensation Table. We believe that shareholders and the Company can determine with reasonable certainty that the Proposal refers to these annual cash awards.

C. *The Use Of The Standard "A Majority Of Long-Term Compensation" Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements*

The Proposal calls on the Board to require "that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares." American Express asserts that this component of the Proposal is vague in two respects: (i) because the phrase "a majority of long-term compensation" does not include the term "senior executive," the Company claims that it cannot determine whether to apply the limitation to general workforce; and, (ii) the Company claims that the phrase is "completely ambiguous in regard to the application of the 'majority' standard." For example, American Express says that it does not know if the standard should apply to all covered persons in the aggregate or to awards granted to each covered person individually, whether it applies to awards granted in any year outstanding at any time or granted over a particular period, whether it applies separately to each type of long-term award or all long-term awards in the aggregate, and so on.

First, the scope of the entire Proposal is explicitly limited to the compensation of "senior executives." The Proposal's "Resolved" clause urges the Board and the compensation committee "to implement the following set of executive compensation reforms that impose important limitations on <u>senior executive</u> compensation," with the set of reforms following in bulleted format. (Emphasis added). The language clearly states that the set of reforms that follows the "Resolved" clause applies explicitly to senior executive compensation, whether or not the bullet points restate the term "senior executive."

Secondly, regarding the application of the "majority of long-term compensation standard," the Fund is given 500 words to define and support its precatory Proposal's required actions and measures. Given this restriction, the Fund does not have the capacity to explicitly define each term of the Proposal, nor does the Fund believe it is necessary or appropriate to delve into such detail. We believe a fair reading of the Proposal would suggest that the limitations apply to each senior executive individually (not in the aggregate). As to the Company's other assertions—that it doesn't know whether the standard should apply to each type of long-term award or to long-term awards in the aggregate, and doesn't know whether the value should be measured at grant, vesting, or settlement, etc.—the Fund believes that the Proposal's language makes reasonably clear that the Proposal requires that a majority (more than half) of long-term compensation (payment or remuneration) be comprised of equity awards (stock-based awards) whose vesting is specifically tied to performance goals, thus strengthening pay-for-performance. The Fund believes that by reserving for the Board and compensation committee any further decisions as to how to achieve this standard, the Proposal avoids attempts at "micromanagement." (Securities Exchange Act Release No. 34-40018, May 21, 1998).

D. The Proposal's Requirement To Freeze New Stock Option Awards Unless They Are "Indexed To Peer Group Performance" Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

One of the Proposal's components asks that the Board adopt a freeze on new stock option awards to senior executives "unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded." American Express argues that it is "not possible for the Company to determine with any reasonable certainty how the indexing should operate." As an example, American Express argues that the Proposal does not indicate how the peer group should be constructed.

By reserving for the Board and compensation committee the roles of constructing a sensible peer group and determining how the indexing should operate, the Proposal again avoids attempts at "micromanagement." (Securities Exchange Act Release No. 34-40018, May 21, 1998) Leaving such discretion to American Express does not preclude shareholders or the Company from determining what actions the Proposal requires. Furthermore, the Staff has already rejected arguments much like the one American Express advances here. For example, in *Eastman Kodak Company* (avail. Feb. 28, 2003) the Company argued that a proposal requesting that all future stock option grants to senior executives be performance-based was vague and indefinite because it did not suggest the particulars for indexing the Company's stock options, such as how the exercise price would be determined, how such price would be adjusted by changes to the index, and at what intervals the price would be adjusted. The Staff did not concur with this argument. Also in *The Kroger Co.*, (avail. March 18, 2008), *Avaya Inc.* (avail. Oct. 18, 2006), and *Xcel Energy Inc.* (avail. March 30, 2007), the companies unsuccessfully argued that executive compensation proposals were vague and misleading, because they did not instruct the companies as to how to define peer groups.

E. The Proposal's Equity Retention Requirement, As Written, Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

American Express asserts that the Proposal's recommended equity retention requirement mandating that senior executives hold for the full term of their employment at least 75 percent of the shares of stock obtained through equity awards is vague and indefinite. According to the Company, American Express cannot tell whether the requirement should apply to each senior executive individually or to senior executives in the aggregate. We believe that a fair reading of the Proposal would suggest that the requirement applies to each senior executive individually. American Express further argues that "it is not clear whether shares that are withheld to pay taxes or to pay the exercise price of options or similar rights are required to be counted as part of the number of shares 'obtained through equity awards.'" The Fund believes that the Proposal's language here is unambiguous. Regardless of how shares are used once they are obtained (whether they are withheld to pay taxes or used to pay option exercise prices), those shares are either obtained through equity awards, and thereby subject to the retention requirement, or they are not.

Notably, American Express has a stock ownership policy that requires participants to own Company shares with a target value of a multiple of their base salary, ranging from one times base salary for certain participants to ten times for the CEO. (See American Express 2008 proxy statement.) American Express fails to disclose to shareholders the particulars of this policy—the intervals at which a participant's stock holdings are evaluated to ensure compliance, the stock price used to determine the value of the holdings, whether shares pledged as collateral are considered part of the holdings, etc.—and yet, shareholders and the Company understand the stock ownership policy's required actions with reasonable certainty.

F. The Proposal's Prohibition On Accelerated Vesting Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

The Proposal's recommended set of reforms includes, "a prohibition on accelerated vesting for all unvested equity awards held by senior executives." According to American Express, it "is not possible for the Company to determine with any reasonable certainty what is required by this element of the Proposal." For the Company, this prohibition raises a number of questions, such as: Does the term "acceleration" refer to a change in the terms of an outstanding award or the terms of an award as granted? Does the term "equity awards" encompass awards whose value is based on equity but that are settled in cash?

We believe the Proposal's language is unambiguous and allows shareholders and the Company to determine with reasonable certainty the Proposal's requirement—a prohibition on accelerated vesting of equity awards. According to American Express' 2008 proxy statement, if Chairman and CEO Kenneth Chenault is terminated without cause in connection with a change in control, he stands to receive $29.76 million through the acceleration of equity awards made under the Company's Long-Term Incentive Awards program (around 30 percent of the $96.3 million he would receive in total). We believe that a fair reading of the Proposal would infer that—should the Proposal's recommended set of reforms be adopted this acceleration should be prohibited while the Company is participating in TARP. We further believe that the minutiae of how the prohibition is structured are appropriately left to the discretion of the Board and the compensation committee.

G. *The Term "Severance Payments," As Used In The Proposal, Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements*

The Proposal asks that the Board adopt "a limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary." According to American Express, because the term "severance payments" is undefined, it is "not clear whether continued medical insurance benefits, deferred compensation payable on a separation from service or outplacement services would be treated as 'severance payments.'"

In American Express' 2008 proxy statement, under a section titled "Severance Benefits," the Company explains that senior executives receive severance benefits under the Senior Executive Severance Policy and Plan. According to the proxy statement, CEO Chenault's "severance" payment in the case of termination or a change in control is $2.266 million, which the Company explains is two times Chenault's current base salary plus two times cash annual incentive awards awarded for 2006 performance, plus two times the value of restricted stock awards issued for 2006 performance.

We believe that shareholders and the Company can determine with reasonable certainty that the term "severance payments," as used in the Proposal, refers to the "severance payments" that American Express discusses in its 2008 proxy materials.

H. The Proposal's Recommended Freeze On Retirement Benefit Accruals Under Any SERP Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

The Proposal calls for the Board to adopt "a freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives." According to American Express, the Company does not know how to interpret this request. The Company asserts that the language is "indefinite" and "appears to cover defined contribution as well as defined benefit retirement plans."

The Fund believes the Proposal's language is unambiguous. American Express' 2008 proxy statement explains that the Company's senior executives earn retirement benefits under two plans: the American Express Retirement Savings Plan (RSP), and the American Express Supplemental Retirement Plan (SERP). The SERP provides senior executives with benefits that they would have received under the RSP if certain U.S. tax law limits did not apply and if certain other items of compensation were includable in the calculation of benefits under the Company's tax-qualified plans. We believe that a fair reading of the Proposal would suggest that it requires a freeze on senior executives' accrual of retirement benefits under the American Express Supplemental Retirement Plan.

As explained in Sections I.A. through I.H., the Fund respectfully submits that its precatory proposal is not vague, but instead reflects in clear, concise, well-defined terms the key concepts found in scores of shareholder proposals submitted on the topic of senior executive compensation; employs language used by the Company in its own proxy materials in its compensation discussion and analysis; and, avoids micromanaging the Board and compensation committee in the exercise of their duties.

II. The Company Fails To Satisfy Its Burden Of Persuasion Under Rule 14a-8(c) That The Proposal Constitutes Multiple Proposals

American Express argues that the Fund "has attempted to combine seven different demands into a single proposal, in violation of Rule 14a-8(c)." In fact, according to American Express, the Proposal is "a grab bag of purported reform measures."

On the contrary, the Proposal is hardly "a grab bag" of reforms. It is a single proposal made up of several separate components—a set of rigorous senior executive compensation reforms designed to strengthen the pay-for-performance features of American Express' pay programs and help restore investor confidence. A single proposal made up of several separate components does not constitute more than one proposal if the components "are closely related and essential to a single-well defined unifying concept." *AT&T Wireless Services, Inc.* (avail. Feb. 11, 2004)

In *AT&T Wireless Services, Inc.*, a proposal was submitted requesting the Board to replace its system of compensation for senior executives with a "Commonsense Executive Compensation" program. That proposal's resolution provided:

> Resolved, that the shareholders of AT&T Wireless Services Inc. ("Company"), request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:
>
> (1) Salary - The Chief Executive Officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.
>
> (2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100 percent of salary.
>
> (3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the

> duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.
>
> (4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.
>
> (5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.
>
> The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Like the Proposal submitted by the Fund, the "Commonsense" Proposal had multiple components and the Company sought to exclude it under Rule 14a-8(c). The Company failed in that case, as American Express should here. The proponent noted in *AT&T Wireless Services, Inc.*:

> As the Company acknowledges, our Proposal relates to senior executive compensation. It focuses on all aspects of such compensation, including salary, bonus, long-term equity compensation, severance, and disclosure. That certain compensation is triggered by the severance of employment in no way renders severance payments to senior executives as a distinct topic. Shareholders are concerned about all aspects of senior executive compensation and our Proposal properly addresses several different aspects, including severance.

The Fund's Proposal relates to the reform of senior executive compensation and provides a set of complementary executive compensation changes. The proposed reforms are closely related and essential to the unified concept of senior executive compensation reform.

III. The Proposal, If Implemented, Would Not Cause The Company To Violate State, Federal, Or Foreign Law

American Express charges that the Proposal, if adopted, would cause the Company to violate New York law because it would unlawfully limit the Board's ability to manage the business and affairs of the Company—namely its responsibilities in attracting, retaining, and establishing compensation for managers of the Company. According to American Express, the Proposal "urges the Board to adopt inflexible policies concerning the design or amount of virtually every separate component of the Company's management compensation program, without any provision for the Board to consider whether a different approach might be prudent." The Company asserts that "the fact that the Proposal merely urges the Board to adopt the policies being proposed, and does not ask stockholders to vote to mandate those policies, does not avoid [this] foregoing defect."

On the contrary, as a precatory proposal urging the Board to adopt a set of senior executive compensation reforms, the Proposal certainly does not unlawfully limit the Board's ability to manage the business and affairs of the Company. If the Proposal passes, the Board will then exercise its discretion as to whether it will implement the requested reforms and, if so, how it will structure those reforms. In no way is the Board's ability to manage the business and affairs of the Company compromised.

American Express ignores the longstanding precedent set by the Staff that senior executive compensation reform is an appropriate matter for shareholder action (Staff Legal Bulletin 14A). It also ignores the scores of shareholder proposals on the topic of senior executive compensation, some of which the Company itself has faced. Since 2002, American Express shareholders have voted on four precatory shareholder proposals regarding senior executive compensation reform: two that requested that no new stock options be awarded and that no outstanding stock options be repriced or renewed; one that asked for a prohibition of future stock option grants to senior executives; and, one that requested that the Board not issue any stock options to executives lower than the highest stock price of the Company at the time of grant, and that such options contain a buyback provision. American Express even acknowledges in its No-Action Request that "numerous stockholder proposals made to other companies have included one of the seven elements of the Proposal." The Fund believes that the Proposal's requested actions and measures are, therefore, well-established as appropriate for a shareholder vote and would not cause American Express to violate New York law.

IV. The Scope Of The Proposal Is Explicitly Limited To The Compensation Of Senior Executives

American Express argues that unlike the other components of the Proposal, the element requiring "that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares" is not expressly limited to senior executives, and the Proposal is, therefore, excludable under Rule 14a-8(i)(7).

As stated earlier in this letter, the scope of the entire Proposal is explicitly limited to the compensation of "senior executives" in the Proposal's "Resolved" clause. While the term "senior executive" is subsequently restated concerning some of the Proposal's components, it need not be; with or without such restatements the language of the "Resolved" clause makes clear that the entire set of proposed reforms "impose important limitations on senior executive compensation." (Emphasis added).

V. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Staff not issue the determination requested by American Express. In the Company's No-Action Request, American Express asks that it be given an opportunity to confer with the Staff concerning this matter if the Staff does not concur with its position. In the case that the Staff does have an in-person meeting with American Express regarding this matter, the Fund would appreciate a similar opportunity.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Arthur H. Kohn, Cleary Gottlieb Steen & Hamilton LLP
Carol V. Schwartz, Senior Assistant Secretary, American Express Company
Stephen P. Norman, Corporate Secretary, American Express Company

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 15, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: American Express Company's No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

The Teamsters General Fund (the "Fund") hereby submits this letter in reply to American Express Company's ("American Express" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's Executive Compensation Reforms proposal ("Proposal") submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal urges the Board of Directors and its compensation committee to implement a recommended set of reforms that imposes important limitations on senior executive compensation in the event that American Express participates in the Troubled Asset Relief Program ("TARP") established by the Economic Emergency Stabilization Act.

American Express contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3); Rule 14a-8(c), pursuant to Rule 14a-8(i)(3); Rule 14a-8(i)(2); and, Rule 14a-8(i)(7).

It is well-established that shareholder proposals concerning the compensation of senior executives are appropriate for shareholder action and the Company should not be permitted to exclude the Proposal from its 2009 proxy materials.

I. The Company Fails To Satisfy Its Burden Of Persuasion That The Proposal Is Vague And Indefinite

In Staff Legal Bulletin 14B, the Staff clarified its views on the application of Rule 14a-8(i)(3), including the appropriateness of excluding proposals on the grounds of vagueness. The Staff explained that it may be appropriate to exclude or modify a statement where:

> The resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine <u>with any reasonable certainty</u> exactly what actions or measures the proposal requires. . . . (Emphasis added).

Thus, the Company faces a very high burden when it seeks to exclude the Proposal as being so vague and indefinite that the Company and its shareholders would not be able to determine "with any reasonable certainty" the Proposal's required actions.

Asserting deficiencies in virtually every line of the Proposal's "Resolved" clause, American Express claims that the Proposal's demands are "rife with ambiguity" and "inherently vague." We believe that in each of these assertions, the Company fails to meet the burden of persuasion set by the Staff.

A. The Term "Senior Executive," As Used In The Proposal, Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

American Express argues that the "absence of clarity as to the meaning of the term 'senior executive' would make it impossible for the Company to determine what is required under the Proposal as a whole if it were to be approved." American Express asserts that the term "senior executive" is subject to a variety of interpretations, including the Company's twelve executive officers within the meaning of Rule 3b-7 of the Exchange Act, any of the 135 participants in the Company's "Senior Executive Severance Plan," or "Senior Executive Officer" as defined for the purposes of TARP.

In making this argument, American Express ignores the long-standing precedent set by the SEC regarding the appropriateness of the term "senior executive." As clarified in Staff Legal Bulletin 14A, since 1992 the Staff has differentiated between shareholder proposals "that relate to general employee compensation matters" and those "that concern only senior executive and director compensation. . . ." (Emphasis added). In using the term "senior executive," the Proposal thus employs the Staff's own terminology, which has been used time and time again in the context of shareholder proposals without any resulting ambiguity.

The Staff has rejected arguments much like the one American Express advances here. In *The AES Corporation* (avail. March 12, 2008), the Company argued that a proposal asking the Board to adopt an executive compensation plan for senior executives based on a "pay for superior performance" policy (a "pay for superior performance proposal") did not define what a "senior executive" is or which executives of the Company would be included within the scope of "senior executives." Similarly, in *Avaya Inc.* (avail. Oct. 18, 2006), Avaya argued that, left undefined, the term "senior executive" in a pay for superior performance proposal could mean: only the named executive officers listed in the Company's proxy statement; reporting persons under Section 16 of the Securities Exchange Act of 1934; all employees classified as senior vice president or higher; or all individuals classified as vice presidents or higher. In *SBC Communications, Inc.* (avail. Jan. 18, 2005) and *Emerson Electric Co.* (avail. Oct. 24, 2005), the companies also presented similar arguments about the vagueness of the term "senior executive." In all of these cases the SEC determined that the proposals were appropriate for a shareholder vote, with no call for revisions

B. The Phrase "Annual Incentive Compensation (Bonus)," As Used In The Proposal, Does Not Prevent The Company and Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

American Express argues that because the phrase "annual incentive compensation (bonus)" is not defined, it is not clear what types of compensation would be covered by the Proposal. Specifically, American Express argues that it is unclear whether the phrase refers to compensation covered by the term "bonus" or compensation covered by the term "incentive compensation" under Regulation S-K of the Exchange Act. To be clear, the Proposal calls for "a limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary."

Because the term "bonus" implies cash compensation, we believe that a fair reading of the Proposal would infer that the aforementioned phrase refers to annual cash incentive compensation. Based on its 2008 proxy statement, American Express grants "Annual Incentive Awards (AIAs)" to its senior executives. The AIAs are payable in cash and are reported in the "Bonus" column of the Summary Compensation Table. We believe that shareholders and the Company can determine with reasonable certainty that the Proposal refers to these annual cash awards.

C. *The Use Of The Standard "A Majority Of Long-Term Compensation" Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements*

The Proposal calls on the Board to require "that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares." American Express asserts that this component of the Proposal is vague in two respects: (i) because the phrase "a majority of long-term compensation" does not include the term "senior executive," the Company claims that it cannot determine whether to apply the limitation to general workforce; and, (ii) the Company claims that the phrase is "completely ambiguous in regard to the application of the 'majority' standard." For example, American Express says that it does not know if the standard should apply to all covered persons in the aggregate or to awards granted to each covered person individually, whether it applies to awards granted in any year outstanding at any time or granted over a particular period, whether it applies separately to each type of long-term award or all long-term awards in the aggregate, and so on.

First, the scope of the entire Proposal is explicitly limited to the compensation of "senior executives." The Proposal's "Resolved" clause urges the Board and the compensation committee "to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation," with the set of reforms following in bulleted format. (Emphasis added). The language clearly states that the set of reforms that follows the "Resolved" clause applies explicitly to senior executive compensation, whether or not the bullet points restate the term "senior executive."

Secondly, regarding the application of the "majority of long-term compensation standard," the Fund is given 500 words to define and support its precatory Proposal's required actions and measures. Given this restriction, the Fund does not have the capacity to explicitly define each term of the Proposal, nor does the Fund believe it is necessary or appropriate to delve into such detail. We believe a fair reading of the Proposal would suggest that the limitations apply to each senior executive individually (not in the aggregate). As to the Company's other assertions—that it doesn't know whether the standard should apply to each type of long-term award or to long-term awards in the aggregate, and doesn't know whether the value should be measured at grant, vesting, or settlement, etc.—the Fund believes that the Proposal's language makes reasonably clear that the Proposal requires that a majority (more than half) of long-term compensation (payment or remuneration) be comprised of equity awards (stock-based awards) whose vesting is specifically tied to performance goals, thus strengthening pay-for-performance. The Fund believes that by reserving for the Board and compensation committee any further decisions as to how to achieve this standard, the Proposal avoids attempts at "micromanagement." (Securities Exchange Act Release No. 34-40018, May 21, 1998).

D. *The Proposal's Requirement To Freeze New Stock Option Awards Unless They Are "Indexed To Peer Group Performance" Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements*

One of the Proposal's components asks that the Board adopt a freeze on new stock option awards to senior executives "unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded." American Express argues that it is "not possible for the Company to determine with any reasonable certainty how the indexing should operate." As an example, American Express argues that the Proposal does not indicate how the peer group should be constructed.

By reserving for the Board and compensation committee the roles of constructing a sensible peer group and determining how the indexing should operate, the Proposal again avoids attempts at "micromanagement." (Securities Exchange Act Release No. 34-40018, May 21, 1998) Leaving such discretion to American Express does not preclude shareholders or the Company from determining what actions the Proposal requires. Furthermore, the Staff has already rejected arguments much like the one American Express advances here. For example, in *Eastman Kodak Company* (avail. Feb. 28, 2003) the Company argued that a proposal requesting that all future stock option grants to senior executives be performance-based was vague and indefinite because it did not suggest the particulars for indexing the Company's stock options, such as how the exercise price would be determined, how such price would be adjusted by changes to the index, and at what intervals the price would be adjusted. The Staff did not concur with this argument. Also in *The Kroger Co.*, (avail. March 18, 2008), *Avaya Inc.* (avail. Oct. 18, 2006), and *Xcel Energy Inc.* (avail. March 30, 2007), the companies unsuccessfully argued that executive compensation proposals were vague and misleading, because they did not instruct the companies as to how to define peer groups.

E. The Proposal's Equity Retention Requirement, As Written, Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

American Express asserts that the Proposal's recommended equity retention requirement mandating that senior executives hold for the full term of their employment at least 75 percent of the shares of stock obtained through equity awards is vague and indefinite. According to the Company, American Express cannot tell whether the requirement should apply to each senior executive individually or to senior executives in the aggregate. We believe that a fair reading of the Proposal would suggest that the requirement applies to each senior executive individually. American Express further argues that "it is not clear whether shares that are withheld to pay taxes or to pay the exercise price of options or similar rights are required to be counted as part of the number of shares 'obtained through equity awards.'" The Fund believes that the Proposal's language here is unambiguous. Regardless of how shares are used once they are obtained (whether they are withheld to pay taxes or used to pay option exercise prices), those shares are either obtained through equity awards, and thereby subject to the retention requirement, or they are not.

Notably, American Express has a stock ownership policy that requires participants to own Company shares with a target value of a multiple of their base salary, ranging from one times base salary for certain participants to ten times for the CEO. (See American Express 2008 proxy statement.) American Express fails to disclose to shareholders the particulars of this policy—the intervals at which a participant's stock holdings are evaluated to ensure compliance, the stock price used to determine the value of the holdings, whether shares pledged as collateral are considered part of the holdings, etc.—and yet, shareholders and the Company understand the stock ownership policy's required actions with reasonable certainty.

F. The Proposal's Prohibition On Accelerated Vesting Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

The Proposal's recommended set of reforms includes, "a prohibition on accelerated vesting for all unvested equity awards held by senior executives." According to American Express, it "is not possible for the Company to determine with any reasonable certainty what is required by this element of the Proposal." For the Company, this prohibition raises a number of questions, such as: Does the term "acceleration" refer to a change in the terms of an outstanding award or the terms of an award as granted? Does the term "equity awards" encompass awards whose value is based on equity but that are settled in cash?

We believe the Proposal's language is unambiguous and allows shareholders and the Company to determine with reasonable certainty the Proposal's requirement—a prohibition on accelerated vesting of equity awards. According to American Express' 2008 proxy statement, if Chairman and CEO Kenneth Chenault is terminated without cause in connection with a change in control, he stands to receive $29.76 million through the acceleration of equity awards made under the Company's Long-Term Incentive Awards program (around 30 percent of the $96.3 million he would receive in total). We believe that a fair reading of the Proposal would infer that—should the Proposal's recommended set of reforms be adopted—this acceleration should be prohibited while the Company is participating in TARP. We further believe that the minutiae of how the prohibition is structured are appropriately left to the discretion of the Board and the compensation committee.

G. *The Term "Severance Payments," As Used In The Proposal, Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements*

The Proposal asks that the Board adopt "a limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary." According to American Express, because the term "severance payments" is undefined, it is "not clear whether continued medical insurance benefits, deferred compensation payable on a separation from service or outplacement services would be treated as 'severance payments.'"

In American Express' 2008 proxy statement, under a section titled "Severance Benefits," the Company explains that senior executives receive severance benefits under the Senior Executive Severance Policy and Plan. According to the proxy statement, CEO Chenault's "severance" payment in the case of termination or a change in control is $2.266 million, which the Company explains is two times Chenault's current base salary plus two times cash annual incentive awards awarded for 2006 performance, plus two times the value of restricted stock awards issued for 2006 performance.

We believe that shareholders and the Company can determine with reasonable certainty that the term "severance payments," as used in the Proposal, refers to the "severance payments" that American Express discusses in its 2008 proxy materials.

H. The Proposal's Recommended Freeze On Retirement Benefit Accruals Under Any SERP Does Not Prevent The Company And Its Shareholders From Determining With Reasonable Certainty The Proposal's Requirements

The Proposal calls for the Board to adopt "a freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives." According to American Express, the Company does not know how to interpret this request. The Company asserts that the language is "indefinite" and "appears to cover defined contribution as well as defined benefit retirement plans."

The Fund believes the Proposal's language is unambiguous. American Express' 2008 proxy statement explains that the Company's senior executives earn retirement benefits under two plans: the American Express Retirement Savings Plan (RSP), and the American Express Supplemental Retirement Plan (SERP). The SERP provides senior executives with benefits that they would have received under the RSP if certain U.S. tax law limits did not apply and if certain other items of compensation were includable in the calculation of benefits under the Company's tax-qualified plans. We believe that a fair reading of the Proposal would suggest that it requires a freeze on senior executives' accrual of retirement benefits under the American Express Supplemental Retirement Plan.

As explained in Sections I.A. through I.H., the Fund respectfully submits that its precatory proposal is not vague, but instead reflects in clear, concise, well-defined terms the key concepts found in scores of shareholder proposals submitted on the topic of senior executive compensation; employs language used by the Company in its own proxy materials in its compensation discussion and analysis; and, avoids micromanaging the Board and compensation committee in the exercise of their duties.

II. The Company Fails To Satisfy Its Burden Of Persuasion Under Rule 14a-8(c) That The Proposal Constitutes Multiple Proposals

American Express argues that the Fund "has attempted to combine seven different demands into a single proposal, in violation of Rule 14a-8(c)." In fact, according to American Express, the Proposal is "a grab bag of purported reform measures."

On the contrary, the Proposal is hardly "a grab bag" of reforms. It is a single proposal made up of several separate components—a set of rigorous senior executive compensation reforms designed to strengthen the pay-for-performance features of American Express' pay programs and help restore investor confidence. A single proposal made up of several separate components does not constitute more than one proposal if the components "are closely related and essential to a single-well defined unifying concept." *AT&T Wireless Services, Inc.* (avail. Feb. 11, 2004)

In *AT&T Wireless Services, Inc.*, a proposal was submitted requesting the Board to replace its system of compensation for senior executives with a "Commonsense Executive Compensation" program. That proposal's resolution provided:

> Resolved, that the shareholders of AT&T Wireless Services Inc. ("Company"), request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:
>
> (1) Salary - The Chief Executive Officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.
>
> (2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100 percent of salary.
>
> (3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the

> duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.
>
> (4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.
>
> (5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.
>
> The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Like the Proposal submitted by the Fund, the "Commonsense" Proposal had multiple components and the Company sought to exclude it under Rule 14a-8(c). The Company failed in that case, as American Express should here. The proponent noted in *AT&T Wireless Services, Inc.*:

> As the Company acknowledges, our Proposal relates to senior executive compensation. It focuses on all aspects of such compensation, including salary, bonus, long-term equity compensation, severance, and disclosure. That certain compensation is triggered by the severance of employment in no way renders severance payments to senior executives as a distinct topic. Shareholders are concerned about all aspects of senior executive compensation and our Proposal properly addresses several different aspects, including severance.

The Fund's Proposal relates to the reform of senior executive compensation and provides a set of complementary executive compensation changes. The proposed reforms are closely related and essential to the unified concept of senior executive compensation reform.

III. The Proposal, If Implemented, Would Not Cause The Company To Violate State, Federal, Or Foreign Law

American Express charges that the Proposal, if adopted, would cause the Company to violate New York law because it would unlawfully limit the Board's ability to manage the business and affairs of the Company—namely its responsibilities in attracting, retaining, and establishing compensation for managers of the Company. According to American Express, the Proposal "urges the Board to adopt inflexible policies concerning the design or amount of virtually every separate component of the Company's management compensation program, without any provision for the Board to consider whether a different approach might be prudent." The Company asserts that "the fact that the Proposal merely urges the Board to adopt the policies being proposed, and does not ask stockholders to vote to mandate those policies, does not avoid [this] foregoing defect."

On the contrary, as a precatory proposal urging the Board to adopt a set of senior executive compensation reforms, the Proposal certainly does not unlawfully limit the Board's ability to manage the business and affairs of the Company. If the Proposal passes, the Board will then exercise its discretion as to whether it will implement the requested reforms and, if so, how it will structure those reforms. In no way is the Board's ability to manage the business and affairs of the Company compromised.

American Express ignores the longstanding precedent set by the Staff that senior executive compensation reform is an appropriate matter for shareholder action (Staff Legal Bulletin 14A). It also ignores the scores of shareholder proposals on the topic of senior executive compensation, some of which the Company itself has faced. Since 2002, American Express shareholders have voted on four precatory shareholder proposals regarding senior executive compensation reform: two that requested that no new stock options be awarded and that no outstanding stock options be repriced or renewed; one that asked for a prohibition of future stock option grants to senior executives; and, one that requested that the Board not issue any stock options to executives lower than the highest stock price of the Company at the time of grant, and that such options contain a buyback provision. American Express even acknowledges in its No-Action Request that "numerous stockholder proposals made to other companies have included one of the seven elements of the Proposal." The Fund believes that the Proposal's requested actions and measures are, therefore, well-established as appropriate for a shareholder vote and would not cause American Express to violate New York law.

IV. The Scope Of The Proposal Is Explicitly Limited To The Compensation Of Senior Executives

American Express argues that unlike the other components of the Proposal, the element requiring "that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares" is not expressly limited to senior executives, and the Proposal is, therefore, excludable under Rule 14a-8(i)(7).

As stated earlier in this letter, the scope of the entire Proposal is explicitly limited to the compensation of "senior executives" in the Proposal's "Resolved" clause. While the term "senior executive" is subsequently restated concerning some of the Proposal's components, it need not be; with or without such restatements the language of the "Resolved" clause makes clear that the entire set of proposed reforms "impose important limitations on senior executive compensation." (Emphasis added).

V. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Staff not issue the determination requested by American Express. In the Company's No-Action Request, American Express asks that it be given an opportunity to confer with the Staff concerning this matter if the Staff does not concur with its position. In the case that the Staff does have an in-person meeting with American Express regarding this matter, the Fund would appreciate a similar opportunity.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Arthur H. Kohn, Cleary Gottlieb Steen & Hamilton LLP
Carol V. Schwartz, Senior Assistant Secretary, American Express Company
Stephen P. Norman, Corporate Secretary, American Express Company

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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December 18, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

BY FEDEX AND EMAIL

Re: Stockholder Proposal Exclusion

Ladies and Gentleman:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, American Express Company, a corporation organized under the laws of the State of New York (the "Company"), to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") that the Company intends to exclude a stockholder proposal from the Company's proxy materials for its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). The Company received the proposal (the "Proposal") from Mr. C. Thomas Keegel on behalf of the Teamsters General Fund (the "Proponent") by letter dated November 12, 2008, a copy of which is attached hereto as Exhibit A. Additional correspondence between the Company and the Proponent is attached hereto as Exhibit B. We are also filing six hard copies of this letter and the related exhibits.

The Proposal asks the stockholders to vote to require the board of directors of the Company (the "Board") to consider imposing the following limitations on compensation in the event the Company participates in the Troubled Asset Relief Program ("TARP") of the

Economic Emergency Stabilization Act of 2008 and receives an infusion of capital from the United States Treasury ("UST"):

(a) A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary.

(b) A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares.

(c) A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded.

(d) A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards.

(e) A prohibition on accelerated vesting for all unvested equity awards held by senior executives.

(f) A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary.

(g) A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan ("SERP") maintained by the Company for the benefit of senior executives.

In accordance with Rule 14a-8 under the Exchange Act, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the proxy materials for the 2009 Annual Meeting (the "2009 Proxy Materials") for the following, separately sufficient, reasons:

1. The Proposal is vague and indefinite, pursuant to Rule 14a-8(i)(3).

2. The Proposal constitutes seven separate proposals in violation of Rule 14a-8(c), pursuant to Rule 14a-8(i)(3).

3. The Proposal, if implemented, would cause the Company to violate state, federal or foreign law to which it is subject, pursuant to Rule 14a-8(i)(2).

4. The Proposal includes a component that focuses on equity compensation to the general workforce, and is not limited to senior executives, without regard to the potential dilutive effect, pursuant to Rule 14a-8(i)(7).

1. <u>The Proposal Is Vague And Indefinite In Violation Of The Proxy Rules.</u>

Rule 14a-8(i)(3) permits the exclusion of a stockholder's proposal where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," as set forth in Staff Legal Bulletin No. 14B (Sept. 15, 2004).

Whether considered together or individually, the Proposal's seven demands are rife with ambiguity and so inherently vague and indefinite that neither the stockholders nor the Company can determine with reasonable certainty exactly what is required or how the demands could be implemented. For example:

- The term "senior executive" is not defined. This is a term that is used in a variety of statutory and regulatory contexts, including in Staff Legal Bulletin No. 14A (July 13, 2001) concerning shareholder proposals, and is subject to a variety of interpretations. In the context of the Proposal, which is premised on participation by the Company in TARP, the term could reasonably be interpreted to mean a "Senior Executive Officer" ("<u>SEO</u>") as defined for purposes of TARP. If so, we note that the term "SEO" has not yet been clearly defined for purposes of TARP. In fact, it appears that the UST may interpret it differently with respect to different provisions of TARP's executive compensation restrictions. For certain purposes, the term SEO as used in TARP may refer to the named executive officers in a company's proxy statement for the year of reference, while for other purposes it may refer to the named executive officers in the company's proxy statement for the prior year. Also, for certain purposes a person who is at any time an SEO would be required to be treated as an SEO for future periods, whereas for other purposes a person may be an SEO in one year and not in the next. Alternatively, the term "senior executive" could mean the Company's twelve executive officers within the meaning of Rule 3b-7 of the Exchange Act. By contrast, the term "senior executive" as used in the Proposal might not be defined by reference to TARP or any other statutory or regulatory provision at all, as there are numerous possible alternatives. For example, the Company maintains a "Senior Executive Severance Plan." The term "senior executive" as used in the Proposal could perhaps be understood to mean any participant in that plan – a group of approximately 135 individuals. The absence of clarity as to the meaning of the term "senior executive" would make it impossible for the Company to determine what is required under the Proposal as a whole if it were to be approved.

- The Proposal seeks to limit the amount of "target annual incentive compensation (bonus)" that the Company could pay to its senior executives. The phrase "annual incentive compensation (bonus)" is not defined, and is subject to various interpretations, as illustrated by the Commission's rules under Regulation S-K of the Exchange Act. The Summary Compensation Table required under Item 402(b) of Regulation S-K requires separate columns for "Bonus" compensation, and for "Non-Equity Incentive Plan Compensation." Regulation S-K and guidance provided by the Staff under it delineate the types of compensation covered by the different terms "bonus" and "incentive compensation." It is not clear what types of compensation would be covered by this element of the Proposal.

- The Proposal seeks to cause the Company to award "a majority" of long-term compensation in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares. Unlike the other elements of the Proposal, this element does not appear to be limited to "senior executives." The Proposal is inherently vague insofar it is not possible for the Company to determine with any reasonably certainty whether to apply the limitations of this element to the general workforce. In addition, the Proposal is completely ambiguous in regard to the application of the "majority" standard. For example, it is not clear whether the standard should apply (i) to awards granted to all covered persons in the aggregate, or to awards granted to each covered person individually, (ii) to awards granted in any year, outstanding at any time or granted over a particular time period, (iii) separately to each type of long-term award, each type of long-term award that measures performance over the same performance period, or all long-term awards in the aggregate, (iv) on the basis that stock options are inherently performance-vested, because no benefit is paid unless the stock price increases, (v) on the basis of measurements of value of the award or some other measurement approach, such as target amount for cash awards and number of shares for equity awards, and if the former, whether the value should be measured at grant, vesting or settlement, and what methodology and assumptions should be used to value equity and non-equity awards.

- The Proposal seeks to cause the Company to grant only stock options that "are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded." The Proposal is inherently vague insofar as it is not possible for the Company to determine with any reasonable certainty how the indexing should operate, among other reasons. For example, the Proposal does not indicate how the "peer group" should be constructed. If the "peer group" may be other than a broad-based publicly traded basket of stocks, numerous questions would exist about how the index should be constructed. For example, should security values be weighted by market capitalization, should dividends be taken into account and should the composition of the group change from time to time and, if so, when and how? Even though these mechanics would have a material impact on the index and, therefore, on the amount of compensation to be paid to senior executives, the Proposal is completely silent as to what is required.

- The Proposal seeks to impose "a strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards." The Proposal is vague and indefinite insofar as it does not, among other things, indicate whether the standard would apply to each senior executive individually, or to senior executives in the aggregate. Moreover, it is not clear whether shares that are withheld to pay taxes or to pay the exercise price of options or similar rights are required to be counted as part of the number of shares "obtained through equity awards." The Proposal also does not specify whether a senior executive who pledged shares as collateral for a loan would be deemed to "hold" such shares for purposes of the limitation.

- The Proposal seeks to institute a prohibition on "accelerated vesting" for all unvested equity awards held by senior executives. As with other limitations, it is not possible for the Company to determine with any reasonable certainty what is required by this element of the Proposal. In particular, does the term "acceleration" as used in the Proposal refer only to a change in the terms of an outstanding award, or does it also refer to the terms of an award as granted? For example, could the Company grant an equity award that, by its terms at the time of grant, vests upon the expiration of a specified time period after grant or the earlier death of the recipient? Moreover, it is unclear whether the term "equity awards" is intended to encompass any award the value of which is determined by reference to the Company's equity, including awards that may only be settled in cash. Also, it is unclear how the standard might apply in certain "change in control" situations. For example, if the Company were to enter into a merger transaction, would this limitation in the Proposal affect the ability of the Company to agree to a disposition of outstanding unvested equity awards in the merger?

- The Proposal seeks to impose limits on severance payments to an amount no greater than one times the executives' annual salary. Among other ambiguities, the Proposal does not define the term "severance payments." It is therefore not clear whether continued medical insurance benefits, deferred compensation payable on a separation from service or outplacement services would be treated as "severance payments." By way of contrast, the concept of severance payments for purposes of TARP incorporates, with some modifications, regulations under the Internal Revenue Code that provide extensive detail as to the manner of calculating the amount of severance benefits in certain circumstances, including for example in the case of accelerated payout of already vested benefits and accelerated vesting of options and other awards. Under the Proposal as drafted, the Company would have no basis to determine what is required.

- The Proposal seeks to require a freeze on additional accruals of retirement benefits under any SERP for the benefit of senior executives. The Proposal is indefinite because it appears to cover defined contribution as well as defined benefit retirement plans, but a common sense approach suggests that defined contribution plans were not intended to be covered. Defined contribution plans are a type of pension plan (as such term is used for purposes of generally applicable U.S. pension laws) under which book-keeping accounts are established for each participant to which retirement savings, and earnings thereon, are credited and paid at the time of retirement. The earnings, typically based on notional investment returns, are included in the accrued benefit to which the participant is entitled at retirement. Therefore, the Proposal could be interpreted to prohibit additional credits of earnings to participant accounts under a defined contribution retirement plan. This would be a highly unusual provision, and it is perhaps unlikely that any stockholder would infer that this kind of limit is intended by the Proposal, even though it is clear that the Proposal could be so interpreted.

The above examples illustrate some of the key ambiguities inherent in the Proposal. If stockholders are asked to vote on a proposal to constrain the use of widely-accepted practices such as these (and the Company is expected to implement the Proposal, if adopted), stockholders are entitled to understand precisely what the constraints entail to ensure that their votes are informed and meaningful. The Staff has previously allowed companies to exclude stockholder proposals regarding executive compensation that were similarly vague and indefinite (and in some cases suffering from the very same infirmities that exist in the Proposal) on the basis that neither the stockholders voting on the proposal nor the company to whom the proposal was made could determine with reasonable certainty what was intended. *See, e.g., General Electric Company (Newby Proposal)* (avail. Feb. 5, 2003) (permitting the exclusion of a proposal to limit compensation for senior executives and directors to "25 times the average wage of hourly working employees" because it was not clear whether "compensation" included non-salary compensation and the term "average wage" included benefits); *General Electric Company* (avail. Jan. 23, 2003) (permitting the exclusion of a proposal that sought to cap the salaries and benefits of individual officers and directors to $1,000,000 because the proposal failed to define the scope of the term "benefits" and to make clear how the benefits would be valued); *Eastman Kodak (Kuklo Proposal)* (avail. Mar. 3, 2003) (finding a proposal vague and indefinite where the proposal failed to describe how the stock options should be valued – *i.e.*, whether by using Black-Scholes, the intrinsic value, or some other formula). We therefore respectfully request that the Staff concur in our conclusion that the Proposal may be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. <u>The Various Elements Of The Proposal In Fact Constitute Multiple Proposals And Exceed The Limitation of One Proposal Per Stockholder</u>.

The Company may also exclude the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has attempted to combine seven different demands into a single proposal, in violation of Rule 14a-8(c).

The Staff has consistently enforced the requirement that a Proponent be limited to <u>one</u> proposal, and that a Proponent may not bundle multiple unrelated proposals requiring different standards or actions under a broad heading without a precise, unifying concept in an attempt to evade this requirement. *See, e.g., American Electric Power* (avail. Jan. 2, 2001) (finding that a stockholder proposal seeking to (i) limit the number of years a director may serve, (ii) require at least one full board of directors meeting on-site each month, and (iii) increase the annual retainer payable to a director in respect of his service, did not constitute a single proposal as required by Rule 14a-8(c), even though each element was generally under the umbrella of "governance of the company"); *IGEN Int'l, Inc.* (avail. Jul. 3, 2000); *Electronic Data Systems Corp.* (avail. Mar. 10, 1998); *but see Meadow Valley Corp.* (avail. Mar. 30, 2007) (finding that a proposal providing for (i) liquidation and (ii) distribution of the proceeds to stockholders was a single proposal).

In the Proposal, the Proponent attempts to address a range of distinct issues on the premise that they all relate to compensation. The breadth and disparate nature of the various elements of the Proposal belie any attempt to characterize the Proposal as presenting a precise, unifying concept, particularly given their inherent vagueness. The various elements of the Proposal attempt to restrict or regulate (i) cash compensation, (ii) equity compensation, (iii) retirement benefits, (iv) short-term incentive compensation, (v) long-term incentive compensation, (vi) severance compensation, (vii) the design of retention elements of compensation, and (viii) finally, what can be done with compensation after it is earned and paid. These different elements cannot persuasively be lumped together and treated as a single package, because they each serve very different purposes for the Company. Requiring stockholders to take a single position as to all of these different elements of the Company's compensation structure, in the aggregate, effectively takes away the ability of stockholders to express a preference as to any of them.

The components of the Proposal are, in fact, a grab bag of purported reform measures. None of them would impact any other component if it were omitted from the Proposal. Indeed, as pointed out by SunTrust Banks, Inc. in its letter to the Staff, dated November 21, 2008, seeking permission to exclude a proposal by the Proponent similar to the Proposal, numerous stockholder proposals made to other companies have included one of the seven elements of the Proposal without the others. Unlike in *Meadow Valley Corp.*, one would expect that many stockholders may wish to vote for certain elements of the Proposal but to vote against others.

By bundling the various elements of the Proposal together, the Proponent would force stockholders to choose between voting for or against all of its components, even though many stockholders will clearly view the individual components as differing greatly in terms of whether they reflect good corporate policy. This is exactly what Rule 14a-8(i)(3) is designed to prevent. Thus, the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) for failing to satisfy the requirements of Rule 14a-8(c).

3. <u>The Proposal Would Cause The Company To Violate State, Federal Or Foreign Law</u>.

Rule 14a-8(i)(2) permits the omission of a stockholder proposal that would, if implemented, cause a company to violate applicable law. The Company is incorporated under the laws of the State of New York. This letter serves as confirmation for purposes of Rule 14a-8(i)(2) that, as a member in good standing admitted to practice before the courts of the State of New York, I am of the opinion that the Proposal (if adopted) would cause the Company to violate New York law because it would unlawfully limit the Board's ability to manage the business and affairs of the Company.

The Proposal would cause the Company to violate state law because it conflicts with the fundamental state law principle that the board of directors is required to manage the business and affairs of a corporation. Section 701 of New York's Business Corporation Law (the "<u>BCL</u>") provides that "the business of the corporation shall be managed under the direction of its board of directors." Section 717 of the BCL provides that "a director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances."

An important aspect of the management of the affairs of a corporation is to attract, retain and establish compensation for managers of the corporation. The principal U.S. exchanges all view these functions as sufficiently important that companies that list on those exchanges are required to establish separate committees with authority over these matters. *See, e.g.*, NYSE Listed Company Manual § 303A.05; NASDAQ Stock Market Rules § 4350(c). The performance of directors' responsibilities in regard to compensation matters in good faith and with due care requires regular attention and adjustments in response to changes in law, regulations, accounting and tax considerations and market conditions. The Commission recognizes this reality in its proxy rules, which require a periodic discussion and analysis detailing, for each fiscal year of the company, what decisions were made concerning the compensation for that year. While policies are permitted to remain the same over time, the rules recognize clearly that, in the real world in which businesses operate, decisions – that is, fiduciary judgments – must be considered and made each year, and the rules require substantial disclosure in each year's proxy analyzing the decisions for such year.

The Proponent urges the Board to adopt inflexible policies concerning the design or amount of virtually every separate component of the Company's management compensation program, without any provision for the Board to consider whether a different approach might be prudent. The Proposal would limit the Board's ability to consider such important questions as, for example, the proper proportion of fixed to variable annual compensation elements, what vesting approach would be most effective in attracting talent and retaining management at different levels of seniority and the size of the severance benefit that might be most effective to maintain the morale of management and avoid claims of improper dismissal in a period of business contraction. We need not address whether the adoption of one or two policies concerning compensation design would constitute an impermissible abandonment by a board of its responsibility to manage a corporation, because the Proposal obviously seeks to comprehensively and indefinitely tie the Board's hands in respect of management compensation issues. Moreover, the fact that the Board would retain significant discretion in regard to certain compensation decisions, such as for example, setting annual base salaries, is not inconsistent with the fact that the Proposal would severely constrain the Board's judgment in respect of a wide array of important matters. It is not far fetched to imagine many circumstances in which the Board might conclude, in the exercise of its fiduciary duties, that actions inconsistent with the Proposal should be undertaken. *See CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008) (finding that it was sufficient if scenarios existed in which adhering to the proposed by-law provision could cause the directors to breach their fiduciary duty in violation of Delaware law). For example, the Board might conclude that it would be more effective as a retention incentive, and less costly, to promise to pay a senior executive a supplemental pension that did not vest to any extent unless the executive remained employed through at least age 65, than it would be to offer any other type of retention incentive that might be permissible under the Proposal.

The fact that the Proposal merely urges the Board to adopt the policies being proposed, and does not ask stockholders to vote to mandate those policies, does not avoid the foregoing defect. The Staff has stated that it will not recommend enforcement action in the event a company excludes a precatory proposal to adopt a corporate by-law pursuant to Rule 14a-8(i)(2) where the proposal, if implemented, would violate state law. *See MeadWestvaco Corp* (avail. Feb. 27, 2005). It follows that the fact that the Proposal urges the implementation of certain policies, instead of urging the adoption of a corporate by-law, is a distinction without a difference. In both cases, implementation of the proposal by a board could also be reversed by the board.

A long line of New York cases involving limitations on director discretion to manage corporate affairs as provided in Section 701 of the BCL supports our view. *See Manson v. Curtis*, 119 N.E. 559 (N.Y. 1918); *McQuade v. Stoneham*, 189 N.E. 234, 237 (N.Y. 1934) ("We are constrained by authority to hold that a contract is illegal and void so far as it precludes the board of directors, at the risk of incurring legal liability, from changing officers, salaries or policies or retaining individuals in office, except by consent of the contracting parties."); *Gazda v. Kolinski*, 91 A.D.2d 860, 861 (N.Y. Sup. Ct. 1982) ("Insofar as the shareholders' agreement provides that there may be no increase of salaries without unanimous shareholders' approval, it is void and unenforceable. The agreement, no matter how construed, violates the statutory mandate that the business of the corporation shall be managed by the board of directors." (citations omitted)); *Torvec, Inc. v. CXO on the Go of Delaware, LLC*, 38 A.D.3d 1175 (N.Y. Sup. Ct. 2007); *see also* Section 620(b) of the BCL (stating that a provision in the certificate of incorporation approved by holders of record of all outstanding shares as to control of directors may be valid).

The implementation of the Proposal would severely constrain the Board in carrying out its duties and responsibilities as expressly set forth in, and in contravention of, the BCL and the laws of the State of New York, and the Proposal may therefore be excluded pursuant to Rule 14a-8(i)(2).

4. <u>The Proposal Attempts To Address Compensation Of The Entire Workforce, Without Regard To Dilution</u>.

In Staff Legal Bulletin No. 14A (avail. Jul. 12, 2002), the Staff indicated that, with respect to proposals that focused on equity compensation plans that may be used to compensate senior executive officers, directors and the general workforce and that did not address the dilutive effect of the equity grants, a company may rely on Rule 14a-8(i)(7) to omit the proposal from its proxy materials. That Rule generally permits a company to exclude proposals relating to "the company's ordinary business operations." Unlike the other components of the Proposal, the element requiring "that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares" is not expressly limited to senior executives. Since this component is not limited to the Company's senior executives and does not attempt to address the dilutive effect of any equity grants pursuant to proposed long-term compensation plan, the Company may omit the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(7).

* * * * *

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2009 Proxy Materials. Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. In accordance with Rule 14a-8(j), by copy of this letter and its attachments, the Proponent is being notified of the Company's intention to omit the Proposal from the 2009 Proxy Materials. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at 212-225-2920.

Very truly yours,

Arthur H. Kohn

Enclosures

cc: C. Thomas Keegel, Teamsters General Fund
Carol Schwartz, Esq.
Harold E. Schwartz, Esq.

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202 624 6800
www.teamster.org

November 12, 2008

BY FACSIMILE: 212.640.0135
BY UPS GROUND

Mr. Stephen P. Norman, Corporate Secretary
American Express Company
200 Vesey Street
New York, NY 10285

Dear Mr. Norman:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2009 Annual Meeting.

The General Fund has owned 2,610 shares of American Express Company continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

AMALGAMATED BANK.

November 12th 2008

Mr. Stephen P. Norman
Corporate Secretary
American Express Company
200 Vesey Street
New York NY 10285

Re: American Express Company. – Cusip # 025816109

Dear Mr. Norman

Amalgamated Bank is the record owner of 2,6[illegible]0 shares of common stock (the "Shares") of American Express Company, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant ***FISMA & OMB Memorandum M-07-16*** International Brotherhood of Teamsters General Fund has held the shares continuously since 11/01/07 and intends to hold the shares through the shareholders meeting

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4974

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

Cc
Jamie Carroll

RESOLVED: In the event that American Express Company ("Company") participates in the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and receives an infusion of capital from the United States Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one, times the executive's annual salary; and,
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

SUPPORTING STATEMENT: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation's economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms.

We urge shareholders to vote **FOR** this proposal.

Exhibit B

American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tov
New York, NY 10285-5001

November 24, 2008

International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001
Attn: Jamie Carroll
Capital Strategies Department

Re: Your Rule 14a-8 Resolution

Ladies and Gentlemen:

On November 13, 2008, we received your letter, dated November 12, 2008, which included your Rule 14a-8 Resolution for the 2009 Annual Shareholders Meeting of American Express Company.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act, a shareholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that you have submitted seven separate proposals, even though they would all be conditioned on the same one event, participation by the Company in the Troubled Asset Relief Program ("TARP"). The seven proposals are:

1) one, a limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
2) two, a requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares,
3) three, that there be a freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
4) four, that senior executives be mandated to hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
5) five, that accelerated vesting be prohibited for all unvested equity awards held by senior executives;
6) six, that senior executive severance payment shall be limited to an amount no greater than one times annual salary, and

We ask that you correct this procedural deficiency, which you can do by narrowing your submission to contain no more than one proposal for consideration by the shareholders and re-submitting such proposal.

In order to comply with Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

Sincerely,

Carol V. Schwartz

Carol V. Schwartz
Senior Assistant Secretary

cc: Stephen P. Norman
Corporate Secretary

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Int'l Brotherhood of Teamsters
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END